Exhibit 12.1

HCP

RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	2005	2004	2003	2002	2001
RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization	$107,201	$87,561	$88,297	$74,951	$75,526
Rental Expense	2,614	1,306	625	510	461
Capitalized Interest	637	1,650	1,210	1,323	243
Fixed Charges	$110,452	$90,517	$90,132	$76,784	$76,230

Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	$173,214	$164,228	$147,168	$132,149	$108,127
Add Back Fixed Charges	110,452	90,517	90,132	76,784	76,230
Add Distributed Income from Equity Investees	—	2,157	1,195	920	944
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(2,159)	(79)	(439)	(348)	(458)
Less Capitalized Interest	(637)	(1,650)	(1,210)	(1,323)	(243)
Less Minority Interest from Subsidiaries without Fixed Charges	(4,489)	(5,369)	(4,568)	(3,072)	(3,109)
Total	$276,381	$249,804	$232,278	$205,110	$181,491
Ratio of Earnings to Fixed Charges	2.50	2.76	2.58	2.67	2.38

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization	$107,201	$87,561	$88,297	$74,951	$75,526
Preferred Stock Dividend	21,130	21,130	36,736	24,900	24,900
Rental Expense	2,614	1,306	625	510	461
Capitalized Interest	637	1,650	1,210	1,323	243
Fixed Charges	$131,582	$111,647	$126,868	$101,684	$101,130
Earnings (see above)	$276,381	$249,804	$232,278	$205,110	$181,491
Ratio of Earnings to Fixed Charges	2.10	2.24	1.83	2.02	1.79